EXHIBIT 99.3

Q4 & Full Year 2022 + 2023 Outlook February 10, 2023

Louis Tonelli Vice President, Investor Relations Q4 & FULL YEAR 2022 + 2023 OUTLOOK 2

Forward Looking Statements Q4 & FULL YEAR 2022 + 2023 OUTLOOK 3 Certain statements in this website constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Light Vehicle Production  Light vehicle sales levels  Supply disruptions  Production allocation decisions by OEMs Total (Consolidated) Sales Segment Sales  The impact of elevated interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production  Potential supply disruptions  Impact of the Russian invasion of Ukraine on global economic growth and industry production volumes  Impact of deteriorating vehicle affordability on consumer demand and, in turn, vehicle sales and production  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell Unconsolidated Sales  Same risks as Total (Consolidated) Sales and Segment Sales above .  Risks related to conducting business through joint ventures Adjusted EBIT Margin Segment Adjusted EBIT Margin Net Income Attributable to Magna  Same risks as for Total (Consolidated) Sales/Segment Sales and Unconsolidated Sales above  Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV  Operational underperformance  Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs  Higher costs incurred to mitigate the risk of supply disruptions  Inflationary pressures  Our ability to secure cost recoveries from customers and/or otherwise offset higher input prices  Price concessions  Commodity cost volatility  Scrap steel price volatility  Higher labour costs  Tax risks Equity Income  Same risks as Adjusted EBIT Margin, Segment Adjusted EBIT Margin and Net Income Attributable to Magna  Risks related to conducting business through joint ventures Free Cash Flow  Same risks as for Total (Consolidated) Sales/Segment Sales, Unconsolidated Sales and Adjusted EBIT Margin/Net Income Attributable to Magna above

Forward Looking Statements (cont.) Q4 & FULL YEAR 2022 + 2023 OUTLOOK 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines, including as a result of deteriorating vehicle affordability;  intense competition;  potential restrictions on free trade;  trade disputes/tariffs; Customer and Supplier Related Risks  concentration of sales with six customers;  risks related to conducting business with newer OEMs with limited operating history, product maturity and warranty experience;  OEM consolidation and cooperation;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  dependence on outsourcing;  quarterly sales fluctuations;  potential loss of any material purchase orders;  a deterioration in the financial condition of our supply base; Manufacturing / Operational Risks  product and new facility launch risks, including the successful launch of critical programs such as the Fisker Ocean SUV;  operational underperformance;  supply disruptions, including with respect to semiconductor chips;  impact of volatile OEM vehicle production allocation decisions on the efficiency of our operations;  risks arising from Russia’s invasion of Ukraine and compliance with the sanctions regime imposed in response; Manufacturing / Operational Risks (cont.)  restructuring costs;  impairment charges;  labour disruptions;  risks related to COVID - 19;  climate change risks;  attraction/retention of skilled labour ; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  Product Cybersecurity breach; Pricing Risks  inflationary pressures;  our ability to secure customer cost recoveries from customers or otherwise offset higher input prices;  pricing risks following time of quote and start of production;  price concessions;  commodity cost volatility;  declines in scrap steel/aluminum prices; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Acquisition Risks  competition for strategic acquisition targets;  inherent merger and acquisition risks;  acquisition integration risks; Other Business Risks  risks related to conducting business through joint ventures;  our ability to consistently develop and commercialize innovative products or processes;  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us; and  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID - 19 pandemic. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are:  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with th e United States Securities and Exchange Commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form.

Reminders All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures" Q4 & FULL YEAR 2022 + 2023 OUTLOOK 5

6 Q4 & FULL YEAR 2022 + 2023 OUTLOOK Agenda 2022 Highlights and Q4 2022 Operating Results 2023 Outlook Financial Strategy

Swamy Kotagiri Chief Executive Officer Q4 & FULL YEAR 2022 + 2023 OUTLOOK 7

2022 Highlights Q4 & FULL YEAR 2022 + 2023 OUTLOOK 8

Consolidated Sales $9.6B Q4 2022 Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 9 Adjusted EBIT Margin % 3.7% Adjusted Diluted EPS $0.91 Free Cash Flow 2 $340M 1 W eighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excludi ng Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets 3 Versus Q4 2021 WEIGHTED GoM 1 +8% $37.8B FY 2022 +5% 3 4.4% FY 2022 - 190 bps 3 $4.10 FY 2022 - 30% 3 $83M FY 2022 Results Adversely Impacted by Internal and External Factors - $389M 3

2022 Accomplishments Q4 & FULL YEAR 2022 + 2023 OUTLOOK 10 • Managed through continued supply chain challenges while minimizing disruption to OEM production • Launched 66 Factory of the Future projects globally • Received 107 customer recognition awards Excellence Operational

2022 Accomplishments (cont.) Q4 & FULL YEAR 2022 + 2023 OUTLOOK 11 • Developed Operational Management Accelerator Program • 6th Straight Year Named to Forbes "World's Best Employers" • Named one of Fortune’s “World’s Most Admired Companies" Focus People

2022 Accomplishments (cont.)


Sales
Growth

- Continued weighted sales Growth over Market[1] of 7%
  - Achieved above-market sales growth[1] across all key regions
- Record business awards[2] of ~$11B (average annual sales)
- Signed agreement to acquire Veoneer Active Safety

[1] Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production
[2] Excluding Complete Vehicles

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 12

2022 Accomplishments (cont.) Q4 & FULL YEAR 2022 + 2023 OUTLOOK 13 • New business in core innovation areas: ̶ Battery enclosures ̶ E - Drives ̶ Driver Monitoring ̶ Smart Access Power Doors • Winners of PACE award and PACE Pilot Innovation to Watch • Increased R&D investment in mobility megatrends areas Innovation Driving

Pat McCann Executive Vice President & Chief Financial Officer Q4 & FULL YEAR 2022 + 2023 OUTLOOK 14

2022 Financial Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 15 Adjusted EBIT Margin (%) 5.7% 4.4% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 2021 2022 Consolidated Sales ($Billions) $36.2 $37.8 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 $40.0 2021 2022 Adjusted EPS ($) $5.13 $4.10 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 2021 2022 1 Weighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Weighted GoM 1 7% Net Input Cost Headwind ~160 bps

Q4'22 vs Q4'21 Prod'n Global 5% Magna Weighted 5% Q4 2022 Financial Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 16 Adjusted EBIT Margin (%) Consolidated Sales ($Billions) $9.1 $9.6 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 Q4'21 Q4'22 Adjusted EPS ($) $1.30 $0.91 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 Q4'21 Q4'22 1 Weighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 5.6% 3.7% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Q4'21 Q4'22 Weighted GoM 1 8%

Q4 2022 Financial Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 17 Adjusted EBIT Margin % • Higher engineering spend for electrification & autonomy ( - ) • Increased net warranty costs ~35 bps ( - ) • Higher launch costs ( - ) • Provisions against accounts receivable + other balances ~35 bps ( - ) • Operational inefficiencies at a facility in Europe ~25 bps ( - ) • Impact of foreign currency translation (+) • Higher commercial resolutions ~25 bps (+) • Contribution on increased sales (+) Adjusted EBIT & Margin ($Millions) - 30% $508 $356 5.6% 3.7% 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0 100 200 300 400 500 600 Q4'21 Q4'22

Q4 2022 Cash Flow and Investment Activities Q4 & FULL YEAR 2022 + 2023 OUTLOOK 18 Free Cash Flow 1 ($Millions) OTHER USES OF CASH Net Repayment of Debt 22 Business Combinations 3 Repurchase of Common Shares 5 Dividends ($0.45/share) 126 Cash from Operations Before Changes in Operating Assets & Liabilities 517 Changes in Operating Assets & Liabilities 739 Cash from Operations 1,256 Fixed Asset Additions (750) Increase in Investments, Other Assets and Intangible Assets (186) Proceeds from Dispositions 20 Free Cash Flow 1 340 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s minus investment in other assets ($Millions) $729 $340 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0 100 200 300 400 500 600 700 800 Q4'21 Q4'22

Annualized Dividend 1 Q4 & FULL YEAR 2022 + 2023 OUTLOOK 19 Increased Q4 Dividend for 13 th Straight Year 1 Based on Q4 run rate 0.50 0.55 0.64 0.76 0.88 1.00 1.12 1.32 1.46 1.60 1.72 1.80 1.84 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.00 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 1.80 2.00 Q4'10 Q4'11 Q4'12 Q4'13 Q4'14 Q4'15 Q4'16 Q4'17 Q4'18 Q4'19 Q4'20 Q4'21 Q4'22 ($ per share) 11% CAGR

2023 Outlook* *excludes pending acquisition of Veoneer Active Safety Q4 & FULL YEAR 2022 + 2023 OUTLOOK 20

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 21 Advancing Our Accelerate Deployment of Capital towards High - Growth Areas Drive Operational Excellence Unlock New Business Models and Markets Go - Forward Strategy

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 22 Overview of 2023 Outlook Tailwinds Headwinds • Launching content on exciting new programs • Higher expected global light vehicle production • Increased business in megatrend areas ̶ Increased investments to fund future growth • Continued production volatility, primarily due to semiconductor chip supply constraints • Incremental net input costs ̶ Labour , energy ̶ Scrap steel • Macro Challenges ̶ Inflation ̶ Higher interest rates ̶ Impact on auto demand

Overview of 2023 Outlook – Financial Metrics

MAGNA

Sales Growth

Continued weighted sales growth over market[1] through outlook period

6-8% organic growth on average per year

Margin Expansion

Contribution on higher sales and operational improvements key factors

230 bps or more of EBIT margin improvement 2022 to 2025

Investing for Growth

Annual engineering to average **~$900M** in megatrend areas

Capital spending includes significant investments for megatrend sales growth

Improving Free Cash Flow[2]

As sales and margins expand + capital spending for growth declines

$1.8B+ in 2025

[1] Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production
[2] Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 23

Financial Outlook – Key Assumptions Q4 & FULL YEAR 2022 + 2023 OUTLOOK 24 Automotive Light Vehicle Production (millions of units) 2022 2023 2025 North America 14.3 14.9 16.5 Europe 15.6 16.2 17.5 China 26.9 26.2 29.0 U.S. Foreign Exchange Rates 2022 2023 2025 Cdn 0.769 0.750 0.750 Euro 1.053 1.070 1.070 RMB 0.149 0.145 0.145 Acquisitions/Divestitures No material unannounced acquisitions/divestitures Excludes pending acquisition of Veoneer Active Safety

Consolidated Outlook Q4 & FULL YEAR 2022 + 2023 OUTLOOK 25

Consolidated Sales Q4 & FULL YEAR 2022 + 2023 OUTLOOK 26 2021 2022 2023F 2025F • Higher light vehicle production (+) • Content growth (+) ̶ New technologies ̶ New facilities ̶ Launches • Inflation recoveries (+) • Micromobility activities (+) • End of production on certain programs ( - ) • Program mix: full - cost vs. value - add sales accounting for Complete Vehicles ( - ) • Disposition of powertrain facility ( - ) • Organic 1 CAGR of 6 - 8% from '22 to '25 ̶ ~8 - 10% excluding Complete Vehicles 36.2 Unweighted Global LV Production CAGR = 3% (Weighted Global LV Production CAGR = 4%) ($Billions) '22 - '25 6 - 8% CAGR 37.8 39.6 - 41.2 44.7 - 47.2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements

Unconsolidated Sales 1 Q4 & FULL YEAR 2022 + 2023 OUTLOOK 27 2021 2022 2023F 2025F • Significant growth primarily driven by: ̶ Electrification components and systems (LG JV) ̶ Integrated e - Drives (HASCO JV) ̶ Seating systems 1 Sales at 100% for our unconsolidated entities 2.4 Unweighted Global LV Production CAGR = 3% (Weighted Global LV Production CAGR = 4%) ($Billions) 3.1 3.5 - 3.7 5.2 - 5.4 '22 - '25 18 - 20% CAGR

Consolidated Adjusted EBIT Margin % 1 Q4 & FULL YEAR 2022 + 2023 OUTLOOK 28 2021 2022 2023F 2025F 2022 - 2023 • Contribution on higher sales (+) • Operational improvement initiatives (+) • Lower warranty costs (+) • Lower commercial resolutions ( - ) • Higher net input costs (~$150M) ( - ) • Lower license and royalty income ( - ) • Higher launch and new facility costs ( - ) 2023 - 2025 • Contribution on higher sales (+) • Operational improvement initiatives (+) • Higher equity income (+) • Lower launch and new facility costs (+) 1 Excluding other expense (income), net Equity Income ($M) 148 89 180 - 225 95 - 125 5.7 4.4 4.1 - 5.1 6.7 - 7.8 (%)

Segment Outlook Q4 & FULL YEAR 2022 + 2023 OUTLOOK 29

Segment Sales & Adjusted EBIT Margin % 1 Q4 & FULL YEAR 2022 + 2023 OUTLOOK 30 1 Excluding other expense (income), net 2 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements Body Exteriors & Structures 2021 2022 2023F 2025F 5.7 5.3 5.5 - 6.5 7.5 - 8.6 Power & Vision 2021 2022 2023F 2025F 11.3 13.0 - 13.4 14.8 - 15.4 '22 - '25 8 - 9% CAGR 11.9 Seating Systems 2021 2022 2023F 2025F 4.9 5.3 5.5 - 5.8 6.2 - 6.6 '22 - '25 6 - 8% CAGR 2021 2022 2023F 2025F 3.1 1.9 2.5 - 3.5 5.2 - 6.2 2021 2022 2023F 2025F 6.5 4.0 4.5 - 5.5 7.6 - 8.7 Complete Vehicles 2021 2022 2023F 2025F 6.1 5.2 4.9 - 5.2 4.0 - 4.5 '22 - '25 (5) - (8)% CAGR 2021 2022 2023F 2025F 4.7 4.5 1.0 - 2.0 2.8 - 3.8 2021 2022 2023F 2025F 14.5 16.0 16.7 - 17.3 20.0 - 21.0 '22 - '25 8 - 9% CAGR Sales ($B) Adjusted EBIT Margin % Organic 2 Sales CAGR 8 - 10% Organic 2 Sales CAGR 8 - 9% Organic 2 Sales CAGR 6 - 8% Organic 2 Sales CAGR (5) - (9)%

Financial Strategy Q4 & FULL YEAR 2022 + 2023 OUTLOOK 31

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 32 Capital Allocation Principles Maintain Strong Balance Sheet • Preserve liquidity and high investment grade credit ratings ̶ Adj. debt to Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth Invest For Growth • Organic and inorganic opportunities • Innovation Return Capital To Shareholders • Continued dividend growth over time • Repurchase shares with excess liquidity

Leverage Ratio Q4 2022 Q4 & FULL YEAR 2022 + 2023 OUTLOOK 33 Planning to increase debt in 2023 ($Millions) LTM EBITDA 3,081 Credit Rating Agency Adjustments 259 Adjusted EBITDA 3,340 Debt per Balance Sheet 5,073 Credit Rating Agency Adjustments 198 Adjusted Debt 5,271 Adjusted Debt / Adjusted EBITDA Ratio (Q4 2022) 1.58x

Capital Spending Q4 & FULL YEAR 2022 + 2023 OUTLOOK 34 Increased Spending Reflects Investments for Growth 1 2023 to 2025 are based on the level of business reflected in our sales outlook ($Billions) 1.8 1.9 1.7 1.4 1.1 1.4 1.7 5.3 5.1 4.0 3.7 3.5 3.8 4.4 2016 2017 2018 2019 2020 2021 2022 2023F 2024F 2025F % of Sales 1 ~2.4 5.7 - 6.2 ~$1B of increase ('23 - '25) versus '22 is in megatrend areas

Free Cash Flow 1 Generation Q4 & FULL YEAR 2022 + 2023 OUTLOOK 35 Impacted by Near - Term Growth Investments 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets 1.1 1.2 1.6 2.3 1.9 1.3 0.1 2016 2017 2018 2019 2020 2021 2022 2023F 2024F 2025F 0.1 - 0.3 ($Billions)

In Summary Continued organic sales growth over market Increased investments to support growth in megatrend areas Margin expansion over outlook period, including through operational improvement initiatives Free cash flow improves as sales and margins expand + growth spending subsides Q4 & FULL YEAR 2022 + 2023 OUTLOOK 36

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 37

Appendix – Q4 2022 Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 38

Q4 2022 Reconciliation of Reported Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 39 ($Millions, except for share figures) Reported Other Expense, Net Excl. Other Expense, Net Income Before Income Taxes $ 146 $ 193 $ 339 % of Sales 1.5% 3.5% Income Tax Expense $ 35 $ 27 $ 62 % of Pretax 24.0% 18.3% Income Attributable to Non - Controlling Interests $ (16) $ - $ (16) Net Income Attributable to Magna $ 95 $ 166 $ 261 Earnings Per Share $ 0.33 $ 0.58 $ 0.91

Q4 2021 Reconciliation of Reported Results Q4 & FULL YEAR 2022 + 2023 OUTLOOK 40 ($Millions, except for share figures) Reported Other Income, Net Excl. Other Income, Net Income Before Income Taxes $ 576 $ (90) $ 486 % of Sales 6.3% 5.3% Income Tax Expense $ 98 $ (17) $ 81 % of Pretax 17.0% 16.7% Income Attributable to Non - Controlling Interests $ (14) $ - $ (14) Net Income Attributable to Magna $ 464 $ (73) $ 391 Earnings Per Share $ 1.54 $ (0.24) $ 1.30

Sales Performance vs Market Q4 & FULL YEAR 2022 + 2023 OUTLOOK 41 Reported Organic 1 Performance vs Weighted Global Production (Weighted GoM) Body Exteriors & Structures 11% 17% 12% Power & Vision 8% 16% 11% Seating Systems 4% 11% 6% Complete Vehicles (12)% (1)% (6)% TOTAL SALES 5% 13% 8% Unweighted Production Growth 5% Weighted Production Growth 2 5% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q4 2022 vs Q4 2021

Sales Performance vs Market Q4 & FULL YEAR 2022 + 2023 OUTLOOK 42 Reported Organic 1 Performance vs Weighted Global Production (Weighted GoM) Body Exteriors & Structures 11% 16% 11% Power & Vision 5% 11% 6% Seating Systems 8% 15% 10% Complete Vehicles (15)% (4)% (9)% TOTAL SALES 4% 12% 7% Unweighted Production Growth 6% Weighted Production Growth 2 5% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 2022 YTD vs 2021 YTD

Segment Impact on Adjusted EBIT % of Sales Q4 & FULL YEAR 2022 + 2023 OUTLOOK 43 ($Millions) Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales 4 th Quarter of 2021 $ 9,110 $ 508 5.6% Increase (Decrease) Related to: Body Exteriors & Structures $ 384 $ 30 0.1% Power & Vision $ 212 $ (62) (0.8)% Seating Systems $ 46 $ (36) (0.4)% Complete Vehicles $ (181) $ (41) (0.3)% Corporate and Other $ (3) $ (43) (0.5)% 4 th Quarter of 2022 $ 9,568 $ 356 3.7% Q4 2022 vs Q4 2021

Geographic Sales

MAGNA

Q4 2022 vs Q4 2021


North America
$4.2B
$4.7B
PRODUCTION 7%
Europe
$3.7B
$3.7B
PRODUCTION (1)%
Asia
$1.2B
$1.2B
ASIA PRODUCTION 6%
China Production 3%
Rest of World
$100M
$123M
S.A. PRODUCTION 7%
Q4 2021
Q4 2022

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 44

Segment Sales and Adjusted EBIT Margin Q4 & FULL YEAR 2022 + 2023 OUTLOOK 45 $3.62B $4.00B Body Exteriors & Structures Sales $168M $198M Adjusted EBIT 4.6% 4.9% $1.30B $1.35B Seating Sales $49M $13M Adjusted EBIT 3.8% 1.0% $1.51B $1.33B Complete Vehicles Sales $98M $57M Adjusted EBIT 6.5% 4.3% $2.80B $3.02B Power & Vision Sales $171M $109M Adjusted EBIT 6.1% 3.6%  Q4 2021  Q4 2022

Appendix - Outlook Q4 & FULL YEAR 2022 + 2023 OUTLOOK 46

Financial Outlook Q4 & FULL YEAR 2022 + 2023 OUTLOOK 47 2023 2025 Sales: • Body Exteriors & Structures 16.7 – 17.3 20.0 – 21.0 • Power & Vision 13.0 – 13.4 14.8 – 15.4 • Seating Systems 5.5 – 5.8 6.2 – 6.6 • Complete Vehicles 4.9 – 5.2 4.0 – 4.5 Total Sales 39.6 – 41.2 44.7 – 47.2 Adjusted EBIT Margin % 1 4.1% – 5.1% 6.7% – 7.8% Equity Income 95M – 125M 180M – 225M Interest Expense ~150M Income Tax Rate 2 ~21% Net Income Attributable to Magna 3 1.1 – 1.4 Capital Spending ~2.4 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net ($Billions, unless otherwise noted)

Q4 & FULL YEAR 2022 + 2023 OUTLOOK 48